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CUSIP NO. 420542102                                     Page 1 of 10 Pages
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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
                            (Rule 13d-101)


        Information to be Included in Statements Filed Pursuant to
   Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                      HAWTHORNE FINANCIAL CORPORATION
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                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                      (Title of Class of Securities)


                                420542102
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                              (CUSIP Number)


                          Gerard L. Hawkins, Esq.
                           Jeffrey D. Haas, Esq.
                          Cristin M. Zeisler, Esq.
                   Elias, Matz, Tiernan & Herrick L.L.P.
                           734 15th Street, N.W.
                          Washington, D.C.  20005
                              (202) 347-0300
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              (Name, Address, Telephone Number of Persons Authorized
                      to Receive Notices and Communications)


                              October 11, 1998
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The total number of shares reported herein is 605,651 shares, which constitutes approximately 11.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,194,996 shares outstanding.
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CUSIP NO. 420542102                                      Page 2 of 10 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fort Pitt Fund, L.P.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) ( )
                                                                   (b) ( )
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS   WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
    2(e) ( )
    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Pennsylvania
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER
    479,651(1)
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    479,651(1)
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER
    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    479,651(1)
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.2%
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14  TYPE OF REPORTING PERSON
    PN
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(1) Power is exercised through its sole general partner, Fort Pitt Capital
Management Corp.
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CUSIP NO. 420542102                                      Page 3 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fort Pitt Fund, III, L.P.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                    (b) ( )
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS   WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
    2(e) ( )
    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Pennsylvania
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER
    120,000(1)
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    120,000(1)
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER
     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     120,000(1)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.3%
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14  TYPE OF REPORTING PERSON
    PN
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(1) Power is exercised through its sole general partner, Fort Pitt Capital
Management Corp.
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CUSIP NO. 420542102                                      Page 4 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harry F. Radcliffe
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                (b) ( )
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS      PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
    2(e) ( )
    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER
    6,000
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    6,000
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10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER
     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1 %
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14  TYPE OF REPORTING PERSON
    IN
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CUSIP NO. 420542102                                      Page 5 of 10 Pages
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Item 1.  Security and Issuer
----------------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hawthorne Financial Corporation, a Delaware corporation ("Hawthorne" or the "Issuer"), whose principal executive offices are located at 2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245.

Item 2.  Identity and Background
--------------------------------
     (a)  Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
          General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
          Schedule 13D Statement on behalf of Fort Pitt Fund, L.P., a Pennsylvania limited partnership ("Fort Pitt"), Fort Pitt Fund III, L.P., a Pennsylvania limited partnership ("Fort Pitt III") and
          Harry F. Radcliffe.  Additionally, pursuant to Instruction C to
          Schedule 13D information is included herein with respect to Fort Pitt Capital Management Corp., a Pennsylvania limited liability company ("FPCM"). Fort Pitt, Fort Pitt III and Harry F. Radcliffe are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Fort Pitt, Fort Pitt III or Harry F. Radcliffe that a group exists.

(b)-(c)

     Fort Pitt and Fort Pitt III
     ---------------------------
          Fort Pitt and Fort Pitt III both are Pennsylvania limited partnerships, the principal business of each of them is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Fort Pitt and Fort Pitt III, which also serves as their principal office, is 40 Wiggins Lane, Uniontown, Pennsylvania 15401. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to FPCM, the sole general partner of Fort Pitt and Fort Pitt III, is set forth below.

     FPCM
     ----
          FPCM is a Pennsylvania limited liability company, the principal
          business of which is    serving as the sole general partner of Fort
          Pitt, Fort Pitt III and other affiliated limited partnerships. The principal business address of FPCM, which also serves as its principal office, is 40 Wiggins Lane, Uniontown, Pennsylvania 15401. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FPCM are as follows:

          Name                Residence Or             Principal Occupation
                              Business Address         Or Employment

          Harry F. Radcliffe  40 Wiggins Lane          Investor; Director
                              Uniontown, Pennsylvania  of multiple savings
                              15401                    institutions
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CUSIP NO. 420542102                                      Page 6 of 10 Paeges
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          Harry F. Radcliffe
          ------------------
          Harry F. Radcliffe is a director of the Issuer. His address is 40 Wiggins Lane, Uniontown, Pennsylvania 15401.

     (d) None of the entities or persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  Harry F. Radcliffe is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
     Pursuant to a Unit Purchase Agreement (the "Agreement"), dated as of October 10, 1995, by and among Hawthorne and the other signatories thereto (the "Purchasers"), Fort Pitt purchased 8.8 (the "Units") units from Hawthorne for $4.4 million. All of such funds came from the working capital of Fort Pitt. Each Unit consisted of a package of the following securities: $250,000 principal amount of senior notes, five shares of Series A preferred stock, par value $.01 per share, of Hawthorne (the "Preferred Stock"), and a common stock purchase warrant (each, a "Warrant") representing the right to purchase 44,000 shares of Common Stock at a price of $2.25 per share. Each such note and share of Preferred Stock acquired by Fort Pitt was redeemed by Hawthorne on December 31, 1997. In connection with a public offering of Common Stock on July 8, 1998, each Warrant owned by Fort Pitt was adjusted to represent the right to purchase 46,522 shares of Common Stock at a price of $2.128 per share. Such Warrants may be exercised at any time during the period beginning December 15, 1998 through December 15, 2005. As of the date hereof, Fort
Pitt owns 8.8 Warrants, and as such, is deemed to beneficially own 409,393 shares of Common Stock. If Fort Pitt should decide to exercise such Warrants, all of the funds utilized for the potential exercise are expected to come from the working capital of Fort Pitt.

     On June 14, 1997, and on September 14, 1997, Fort Pitt received a total of 70,258 shares of Common Stock as dividends declared and paid on its Preferred Stock. These shares were obtained without consideration from Fort Pitt.

     On July 8, 1998, Fort Pitt III purchased 120,000 shares of Common Stock in a public offering by the Issuer for $1.8 million. All of such funds came from the working capital of Fort Pitt III.

      On July 8, 1998, Harry F. Radcliffe purchased 6,000 shares of Common Stock in the Issuer's public offering for $90,000. All of such funds came from Harry
F. Radcliffe's personal funds.
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CUSIP NO. 420542102                                      Page 7 of 10 Pages
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Item 4. Purpose of Transaction
------------------------------
     Harry F. Radcliffe is presently a director of the Issuer. Harry F. Radcliffe intends to continue to participate in the management and operations of the Issuer in such capacity.

     Fort Pitt, Fort Pitt III and Harry F. Radcliffe acquired and continued to hold the Common Stock and the Warrants reported herein for investment purposes. Consistent with such purposes,
Fort Pitt, Fort Pitt III and Harry F. Radcliffe have had, and expect to continue to have, discussions with management of the Issuer concerning various operations and financial aspects of the Issuer's business. Fort
Pitt, Fort Pitt III and Harry F. Radcliffe also may, in the future, have discussions with management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. Fort Pitt, Fort Pitt III and Harry F. Radcliffe, however, remain supportive of management's efforts to enhance shareholder value.

     Depending on market conditions and other factors that each of Fort Pitt, Fort Pitt III and Harry F. Radcliffe may deem material to their investment decisions, Fort Pitt, Fort Pitt III or Harry F. Radcliffe may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, Fort Pitt, Fort Pitt III and Harry F. Radcliffe may sell all or a portion of the Common Stock that each of them now own or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, none of Fort Pitt, Fort Pitt III and Harry F. Radcliffe have present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     (a)

Reporting Persons

     Fort Pitt
     ---------
     The aggregate number of shares of Common Stock that Fort Pitt owns beneficially, pursuant to Rule 13d-3 of the Act, is 479,651, which constitutes approximately 9.2% of the outstanding shares of Common Stock.

     Fort Pitt III
     -------------
     The aggregate number of shares of Common Stock that Fort Pitt III owns beneficially, pursuant to Rule 13d-3 of the Act, is 120,000, which constitutes approximately 2.3% of the outstanding shares of Common Stock.
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CUSIP NO. 420542102                                      Page 8 of 10 Pages
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Harry F. Radcliffe
------------------
     The aggregate number of shares of Common Stock that Harry F. Radcliffe owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

Controlling Persons

     FPCM
     ----
     Because of its position as the sole general partner of Fort Pitt and Fort Pitt III, FPCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 599,651 shares of the Common Stock, which constitutes approximately 11.5% of the outstanding shares of the Common Stock

     Harry F. Radcliffe
     ------------------
     Because of his position as the President, Chief Executive Officer and sole stockholder of FPCM which is the sole general partner of Fort Pitt, Harry F. Radcliffe may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 605,651 shares of Common Stock, which constitutes approximately 11.5% of the outstanding shares of Common Stock.

    (b) Acting through FPCM, its sole general partner, Fort Pitt has the sole power to vote or to direct the vote and to dispose or direct the disposition of 479,651 shares of Common Stock.

         Acting through FPCM, its sole general partner, Fort Pitt, III has the sole power to vote or to direct the vote and to dispose or direct the disposition of 120,000 shares of Common Stock.

        As the sole general partner of Fort Pitt and Fort Pitt
        III, FPCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 599,651 shares of Common Stock.

        As the President, Chief Executive Officer and sole stockholder of FPCM, which is the sole general partner of Fort Pitt and Fort Pitt III, and in his individual capacity as a shareholder of the Issuer, Harry F.
        Radcliffe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 605,651 shares of Common Stock.

     (c) Other than as described herein, no other transactions in Common Stock were effected by Fort Pitt, Fort Pitt III or Harry F. Radcliffe during the last 60 days.

     (d)  Each of Fort Pitt, Fort Pitt III and Harry F. Radcliffe
          affirms that no person other than such entity or Harry F. Radcliffe has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the
          sale of, the shares of Common Stock owned by such entity
          or Harry F. Radcliffe.
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CUSIP NO. 420542102                                      Page 9 of 10 Pages
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       (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------
     Except as set forth elsewhere herein, none of Fort Pitt, Fort Pitt III or Harry F. Radcliffe is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.
 Harry F. Radcliffe is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in such capacity in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, agreement or arrangement with any other persons.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
     Not applicable.
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CUSIP NO. 420542102                                      Page 10 of 10 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                      By:  /s/ Harry F. Radcliffe
                                           ----------------------
                                      Harry F. Radcliffe

                                      FORT PITT FUND, L.P.

                                      By:  Fort Pitt Capital Management Corp.,
                                           a Pennsylvania General Partner

                                      By:  /s/ Harry F. Radcliffe
                                           ----------------------
                                      Harry F. Radcliffe, President


                                      FORT PITT FUND III, L.P.

                                      By:  Fort Pitt Capital Management Corp.,
                                           a Pennsylvania General Partner

                                      By:  /s/ Harry F. Radcliffe
                                           ----------------------
                                           Harry F. Radcliffe, President


Date:     December 23, 1998
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